

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 4, 2011

<u>**Via E-Mail**</u>

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, CA 90064

      RE: **National Technical Systems, Inc.**
             Preliminary Proxy Statement filed by Dr. Jack Lin, Luis A. Hernandez,
               Sidney Meltzner, CAS Foundation, Harry S. Derbyshire, and Jeff Kaplan
             Filed August 1, 2011
             File No. 001-34882

Dear Mr. Bava:

      We have reviewed your filing and have the following comments.

<u>Preliminary Proxy Statement</u>
<u>Cover Letter</u>

1.   We note that your proxy statement and proxy card do not include all of the proposals that the company has included in its preliminary proxy statement. With a view toward revised disclosure, please tell us what consideration you have given to including all of the proposals appearing on the company's proxy card and provide us your analysis with respect to the potential disenfranchisement of security holders with respect to the referenced proposals if they return your proxy card.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your belief that a "strategic sale of the business of NTS will maximize value for the Shareholders."

3.   Please revise your disclosure to clarify whether the Poison Pill has the effect of preventing a sale not approved by the Board or has the effect of making such a sale more expensive or difficult for the acquiror.

4.   Please revise your disclosure to state that the participants in this solicitation include your nominees. See Instruction (c) to Item 4 of Schedule 14A.

Forward-Looking Statements; Additional Information, page 1

5.   You may not disclaim responsibility for your own disclosure, whether you derived the disclosure from company filings or other sources. Please revise the second paragraph.

6.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Cost and Method of Solicitation, page 17

7.   Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Annex A

8.   With a view toward revised disclosure, please tell us the basis for Mr. Hernandez and Mr. Meltzner to disclaim beneficial ownership of shares over which each has voting and dispositive authority.

Form of Proxy Card

9.   Revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1).

10.   Please revise the form of proxy to state, in bold-faced type, whether the proxy is being solicited in behalf of the company's board of directors. See Rule 14a-4(a)(1).

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions